UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                            October 2, 2020

Via Email

Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

        Re:     TESSCO Technologies Incorporated
                Preliminary Consent Solicitation Statement filed on September 25, 2020
                Filed by Robert B. Barnhill, Jr., et al.
                File No. 001-33938

Dear Mr. Smith:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Preliminary Consent Solicitation Statement

General

     1. In your revised preliminary consent solicitation statement, please attach a preliminary copy of your form of consent card. See Rule 14a-6(a).

     2. Please note that you must avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In that regard, please provide us supplementally, or disclose, the factual foundation for referring to certain incumbent
        directors as    Underperforming Directors    throughout the preliminary
consent
        solicitation statement. Please note that the factual foundation for such assertion must be reasonable. See Rule 14a-9.
 Eric R. Smith, Esq.
c/o Robert B. Barnhill, Jr.
October 2, 2020
Page | 2

Reasons for Our Solicitation, page 2

    3. Please describe the Board   s resignation policy, including the
percentage of votes cast
       that a director must receive in order to avoid triggering the policy and the requirements of the policy in the event that it is triggered.

Background of the Consent Solicitation, page 5

    4. Please disclose whether the Company   s mandatory retirement policy will
impact any of
       the other incumbent directors    ability to stand for reelection at the
Company   s next
       annual meeting.

Questions and Answers About the Consent Solicitation, page 8

    5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.
       Support for opinions or beliefs should be self-evident, disclosed in the consent solicitation statement or provided to the staff on a supplemental basis. In that regard, please provide support for the following statement:

                    We believe that the current Board will be required by their fiduciary duties under
               Delaware law to approve the Nominees in accordance with the Credit Agreement
               . . . .

    6. We note the following statement:    The adoption of the Proposals may
have other effects
       on the outstanding equity awards of the Company.    Notwithstanding the
references to
       the Company   s 2020 proxy statement and consent solicitation statement, please describe
       such other effects that the adoption of the Proposals may have on the outstanding equity awards.

Proposal 2: Election of Directors, page 14

    7. We note your reference on page 16 to    a substitute candidate selected
by Mr. Barnhill.
       In your response letter, please confirm that if a substitute candidate is selected, you will file an amended consent solicitation statement that (1) identifies the substitute candidate,
       (2) discloses whether such candidate has consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such candidate.

    8. We note your statement on page 16 that    it is possible that some, but
not all, of the
       Underperforming Directors may be removed pursuant to Proposal 1.    In
such a
       scenario, please clarify how Nominees will be selected to fill the vacancies if they receive the same number of votes.
 Eric R. Smith, Esq.
c/o Robert B. Barnhill, Jr.
October 2, 2020
Page | 3

Proposal 3: Repeal of Any Bylaw Provisions Adopted Since August 7, 2020, page
17

      9. Please disclose whether, to your knowledge, any provision of the
Company   s Bylaws
         has been adopted after August 7, 2020 without the approval of shareholders. If so, please describe such provision.

Solicitation of Consents; Expenses, page 22

      10. Please disclose whether any reimbursement that you may seek from the Company for the costs of the Consent Solicitation will be submitted to a vote of
the Company   s
          shareholders. See Item 4(b)(5) of Schedule 14A.

Other Information, page 23

      11. We note that you refer shareholders to the Company   s consent
revocation statement for
          certain disclosures. Please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to shareholders would be inappropriate.
          Alternatively, if you determine to disseminate your consent solicitation statement prior
          to the distribution of the Company   s consent revocation statement,
you must undertake
          to provide any omitted information to shareholders. Please advise us as to your intent in this regard.

      12. Please clarify the specific line items within Schedule 14A that you have seemingly
          sought to satisfy by referencing the Company   s consent revocation
statement through
          ostensible reliance upon Rule 14a-5(c).

                                          *      *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                             Sincerely,

                                                             /s/ Valian A.
Afshar

                                                             Valian A. Afshar
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions

cc:     Gabriel M. Steele, Esq.